UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐                     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Mexico City, Mexico, March 31, 2021

REMOTE ACCESS TO THE ANNUAL ORDINARY GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 27, 2021

As a result of the SARS-CoV2 virus (“COVID-19”) pandemic, local health authorities have officially declared the COVID-19 epidemic as a health emergency force majeure event and, therefore, have established measures for the mitigation and control of the health risks associated thereto, requiring both the public and private sectors to implement preventive actions aimed at maintaining social distancing, in order to mitigate community transmission of COVID-19 and, consequently, to reduce the number of infections and the spread of the disease.

We at Vista Oil & Gas, S.A.B. de C.V. (“Vista”) are contributing to stop the spread of the COVID-19 pandemic in Mexico. Therefore, committed to the safety and well-being of our shareholders, our employees and our community, and to comply with the measures implemented by the Mexican health authorities, we have determined that in addition to Vista’s Annual Ordinary Shareholders’ Meeting to be held on April 27, 2021 at the Company’s registered office and at the address indicated for such purpose in the call for meeting, we will alsoprovide to our shareholders and/or their representatives remote access through telematic means to Vista’s Annual Ordinary General Shareholders’ Meeting; provided, that such shareholders shall attend such meeting in accordance with the terms set forth in such call and the applicable law.

The information for gaining access to such telematic platform will be provided together with the processing of the assistance passes requested by the shareholders under the terms set forth in the call for the meeting. Please contact us at ir@vistaoilandgas.com & paseasambleasvista@creel.mx for any further information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2021

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov

Name:	Alejandro Cherñacov

Title:	Strategic Planning and Investor Relations Officer